UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 2)

Filed by the Registrant   ☐

Filed by a Party other than the Registrant   ☒

Check the appropriate box:

☒           Preliminary Proxy Statement

☐           Confidential, for Use of the Commission Only (as permitted by Rule14a-6(e)(2))

☐           Definitive Proxy Statement

☐          Definitive Additional Materials

☐           Soliciting Material Under Rule 14a-12

MCCORMICK & SCHMICK’S SEAFOOD RESTAURANTS, INC.
(Name of Registrant as Specified in Its Charter)

LANDRY’S RESTAURANTS, INC. LSRI HOLDINGS, INC. TILMAN J. FERTITTA
(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒          No fee required.

☐           Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1)           Title of each class of securities to which transaction applies:

(2)           Aggregate number of securities to which transaction applies:

(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4)           Proposed maximum aggregate value of transaction:

(5)           Total fee paid:

☐           Fee paid previously with preliminary materials:

☐           Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

(1)           Amount previously paid:

(2)           Form, Schedule or Registration Statement No.:

(3)           Filing Party:

(4)           Date Filed:

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED May 2, 2011

LANDRY’S RESTAURANTS, INC.
1510 West Loop South
Houston, Texas 77027

[_____ __], 2011

To the Stockholders of McCormick & Schmick’s Seafood Restaurants, Inc.:

On April 7, 2011, LSRI Holdings, Inc. (“LSRI”), a wholly owned subsidiary of Landry’s Restaurants, Inc. (“Landry’s” or “we”), commenced a tender offer to purchase all the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of McCormick & Schmick’s Seafood Restaurants, Inc. (“McCormick & Schmick’s” or the “Company”), not already owned by Landry’s or its affiliates, for $9.25 net per Share in cash, upon the terms and subject to the conditions set forth in the offer to purchase, dated April 7, 2011, (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related letter of transmittal (which, together with the Offer to Purchase, collectively constitute the “Offer”).  The purpose of the Offer is for us to acquire control of, and the entire equity interest in, McCormick & Schmick’s.

We believe our offer price of $9.25 per share in cash, which represented a premium of approximately 30% over the closing price of the Company’s common stock on April 1, 2011, delivers substantial, immediate and highly certain value to McCormick & Schmick’s’ stockholders.  Since April 4, 2011, we have sought, without success, to engage the Company’s Board of Directors (the “Board”) in discussions with respect to our Offer. The Board’s failure to date to engage in discussions of any kind in furtherance of a negotiated transaction is not in your best interests.

We believe you should have a voice with respect to our Offer at the Annual Meeting.  However, since the Company’s deadline for nominating a slate of directors for election at the 2011 Annual Meeting of Stockholders of McCormick & Schmick’s (the “Annual Meeting”) passed on February 18, 2011, we are not able to give you a voice through the election of directors.  We believe the best alternative means available for allowing your voice to be heard is by seeking to prevent a quorum at the Annual Meeting, and thus preventing the Company from conducting business at the Annual Meeting without first having engaged in meaningful discussions with Landry’s.  Therefore, the bidders in the tender offer, including Mr. Fertitta and Landry’s, are soliciting your authority to withhold your vote from being present and counted for purposes of a quorum at the Annual Meeting.

The Company’s Amended and Restated Bylaws provide that the holders of a majority of the Company’s outstanding shares as of the record date (a quorum) must be present at the Annual Meeting in order for the Company to hold the Meeting and conduct business.  A stockholder's shares are counted as present at the Annual Meeting if the stockholder is present at the Annual Meeting and votes in person, or if a proxy has been properly submitted by the stockholder to the assigned proxyholder, who is present at the Annual Meeting and votes in accordance with the stockholder’s instructions.  Broker non-votes exist where there are both routine and non-routine items on the ballot.  In a contested meeting, all matters are deemed non-routine. Therefore, there will be no broker non-votes at the Annual Meeting, and no broker non-votes will be counted towards a quorum for purposes of the Annual Meeting.

Abstentions on the Company’s proxy card are counted as present for purposes of determining the presence or absence of a quorum for the transaction of business.

Importantly, since we will not be showing up at the Annual Meeting to deliver the votes represented by the GOLD proxy cards, a vote to “abstain” on the GOLD proxy card will have the same effect as a vote to authorize us to WITHHOLD your shares from being present or counted for purposed of the Annual Meeting.  As such, any stockholder that wishes to have their shares of Common Stock represented and voted at the Annual Meeting should not fill out the GOLD proxy card and should instead refer to the Company’s proxy soliciting materials.

A share, once represented for any purpose at the Annual Meeting, is deemed present for purposes of determining a quorum for the Annual Meeting.  To ensure that a quorum is not present at the Annual Meeting, we urge you to sign and return the GOLD proxy card giving us authority to have your Shares not voted or present at the Annual Meeting.

We believe if the holders of a significant percentage of the Company’s outstanding Shares support us by withholding their votes, then it will send a strong signal to the McCormick & Schmick’s Board to constructively engage with Landry’s regarding the Offer.

We are sending you the enclosed proxy statement and accompanying GOLD proxy card to be used in connection with the Annual Meeting in order to solicit your authority to not attend the Annual Meeting on your behalf, to not vote your Shares at the Annual Meeting, and to have your Shares not be counted toward a quorum for purposes of the Annual Meeting.  If you do not believe the foregoing condition is reasonably specified or you unconditionally want your Shares to be represented at the Annual Meeting, you should not give us your proxy.  Please refer to the Company’s proxy soliciting material for additional information concerning the Annual Meeting, including the election of directors. This proxy statement and the enclosed GOLD proxy card are first being sent to stockholders on or about May [4], 2011.

WE ARE NOT ASKING YOU TO VOTE ON OR APPROVE OUR OFFER TO ACQUIRE MCCORMICK & SCHMICK’S AT THIS TIME. HOWEVER, GIVING US AUTHORITY TO WITHHOLD YOUR VOTE FROM BEING PRESENT AND COUNTING TOWARD A QUORUM AT THE ANNUAL MEETING WILL SEND A CLEAR MESSAGE TO THE BOARD THAT IT SHOULD GIVE PROPER CONSIDERATION TO NEGOTIATING A TRANSACTION THAT MAXIMIZES THE VALUE OF YOUR SHARES.

DO NOT RETURN ANY PROXY CARD YOU MAY RECEIVE FROM THE COMPANY OR OTHERWISE AUTHORIZE A PROXY TO VOTE YOUR SHARES AT THE ANNUAL MEETING.  IF YOU HAVE ALREADY RETURNED A PROXY CARD TO THE COMPANY OR OTHERWISE AUTHORIZED A PROXY TO VOTE YOUR SHARES AT THE ANNUAL MEETING, IT IS NOT TOO LATE TO CHANGE YOUR VOTE. ONLY YOUR LATEST DATED PROXY WILL BE EFFECTIVE.

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IF YOU ARE A REGISTERED HOLDER WHO HAS ALREADY RETURNED MANAGEMENT’S PROXY CARD TO THE COMPANY AND WISH TO CHANGE YOUR VOTE TO WITHHOLD YOUR VOTE FROM BEING PRESENT AND COUNTED AT THE ANNUAL MEETING, YOU WILL NEED TO SEND A WRITTEN NOTICE OF REVOCATION TO THE CORPORATE SECRETARY OF THE COMPANY INSTRUCTING THE CORPORATE SECRETARY TO REVOKE YOUR PREVIOUSLY GRANTED PROXY.  ANY SUCH WRITTEN NOTICE REVOKING A PROXY SHOULD BE SENT TO MCCORMICK & SCHMICK’S SEAFOOD RESTAURANTS, INC., C/O MICHELLE M. LANTOW, CORPORATE SECRETARY, 1414 NW NORTHRUP STREET, SUITE 700, PORTLAND, OREGON 97209.

IF YOU ARE A BENEFICIAL HOLDER OF SHARES OF THE COMPANY AND VOTE THROUGH YOUR BANK OR BROKER, YOU CAN REVOKE ANY PREVIOUSLY GRANTED MANAGEMENT PROXY BY INSTRUCTING YOUR BANK OR BROKER TO VOTE THE ENCLOSED GOLD PROXY CARD THROUGH BROADRIDGE FINANCIAL SOLUTIONS, INC. (“BROADRIDGE”).  AS THE THIRD PARTY REPRESENTATIVE FOR BANKS AND BROKERS, BROADRIDGE WILL ONLY COUNT THE LATEST DATED PROXY IT RECEIVES.

We believe that the actions taken by the Company’s Board have rendered it unfit to determine what is in the stockholders’ best interests and that you, as stockholders, should have the opportunity to decide for yourselves whether you are in favor of our $9.25 per Share all-cash Offer.  By helping us to prevent a quorum at the Annual Meeting, you can express your preference for an offer that provides greater financial value to you.

In order to prevent the Annual Meeting from going ahead, we request that you NOT attend the Annual Meeting or vote your Shares (in person or by proxy). If you are a registered holder and have already submitted a proxy sent to you by the Company, we request that you promptly revoke that proxy by sending a written notice of revocation to the Corporate Secretary of the Company instructing the Corporate Secretary to revoke your previously granted proxy.  If you are a beneficial holder and have already submitted a proxy sent to you by the Company, we request that you promptly instruct your bank or broker to vote the GOLD proxy card through Broadridge.

Any written notice revoking a proxy should be sent to McCormick & Schmick’s Seafood Restaurants, Inc., c/o Michelle M. Lantow, Corporate Secretary, 1414 NW Northrup Street, Suite 700, Portland, Oregon 97209.

If you have any questions or require any assistance with your vote, please contact Okapi Partners at its address and toll-free number listed on the following page.

Thank you for your support,

/s/ Tilman J. Fertitta

Tilman J. Fertitta
Landry’s Restaurants, Inc.

3

If you have any questions, require assistance in voting your GOLD proxy card, or need additional copies of Landry’s proxy solicitation materials, please call
Okapi Partners at the phone numbers listed below.

OKAPI PARTNERS LLC
437 Madison Avenue, 28th Floor
New York, N.Y. 10022
(212) 297-0720
Stockholders Call Toll-Free at: 877-285-5990
E-mail: info@okapipartners.com

MCCORMICK & SCHMICK’S SEAFOOD RESTAURANTS, INC.

PROXY STATEMENT

OF

LANDRY’S RESTAURANTS, INC.
LSRI HOLDINGS, INC.
TILMAN J. FERTITTA

PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY CARD TODAY

SEND A STRONG MESSAGE TO THE BOARD BY WITHHOLDING YOUR VOTE AT THE ANNUAL MEETING

This proxy statement and accompanying GOLD proxy card are being furnished to stockholders of McCormick & Schmick’s Seafood Restaurants, Inc., a Delaware corporation (“McCormick & Schmick’s” or the “Company”), by Landry’s Restaurants, Inc., a Delaware corporation (“Landry’s”), LSRI Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of Landry’s (“LSRI”), and Tilman J. Fertitta (Landry’s, LSRI and Mr. Fertitta collectively referred to as, the “Landry’s Group” “we”, “our” or “us”) in connection with the solicitation of proxies from you, the stockholders of McCormick & Schmick’s, in connection with the 2011 Annual Meeting of Stockholders of McCormick & Schmick’s, including any and all adjournments, postponements, continuations or reschedulings thereof, or any other meeting of stockholders held in lieu thereof (the “Annual Meeting”), to seek your authority to not attend the Annual Meeting on your behalf, to ensure your shares are not voted or represented at the Annual Meeting, and to have your shares not be counted toward a quorum for the Annual Meeting.

By seeking your authority to withhold your vote from counting towards a quorum, we are trying to prevent the Company from holding the Annual Meeting on May 26, 20011.  According to the Company’s proxy statement, the Annual Meeting is presently scheduled to be held at 9:00 a.m., Pacific Time, on May 26, 2011 at The Governor Hotel, 614 SW 11th Ave, Portland, Oregon 97205.  The purposes of the meeting, as set forth in the Company’s proxy statement are:

1. To elect the seven directors named in the proxy statement;

2. To take an advisory vote on compensation of the Company’s named executive officers as described in the proxy statement;

3. To take an advisory vote regarding the frequency of stockholders’ advisory voting regarding compensation of the Company’s named executive officers, whether every year, every two years, or every three years;

4. To ratify the selection of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for 2011; and

5. To act upon any other matter that properly comes before the meeting.

The principal executive offices of McCormick & Schmick’s are located at 1414 NW Northrup Street, Suite 700, Portland, Oregon 97209. McCormick & Schmick’s has set the close of business on April 13, 2011 as the record date (the “Record Date”) for determining the stockholders entitled to vote at the Annual Meeting. According to McCormick & Schmick’s’ proxy statement, on the Record Date, there were 14,869,948 shares of McCormick & Schmick’s’ common stock, par value $0.001 per share (the “Common Stock”), outstanding, each share of Common Stock being entitled to one vote on all matters presented at the Annual Meeting. As of the date of hereof and as of the Record Date, Landry’s owns 1,496,281 shares of Common Stock, which represents approximately 10.1% of the outstanding shares of McCormick & Schmick’s (based on the number of outstanding shares of Common Stock on the Record Date).

On April 7, 2011, we commenced a tender offer to purchase all the issued and outstanding shares of Common Stock of McCormick & Schmick’s not already owned by us for $9.25 net per Share in cash, upon the terms and subject to the conditions set forth in the offer to purchase, dated April 7, 2011, (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related letter of transmittal (which, together with the Offer to Purchase, collectively constitute the “Offer”).  The purpose of the Offer is for us to acquire control of, and the entire equity interest in, McCormick & Schmick’s.

We believe that our proposed transaction offers an attractive opportunity for McCormick & Schmick’s stockholders to receive substantial, immediate and highly certain value for their investment in the Company.  McCormick & Schmick’s’ refusal to engage in discussions of any kind left us with little choice but to take our offer directly to you, to give you a direct voice with respect to our Offer.  We are asking that you give us authority on the enclosed GOLD proxy card to WITHHOLD your vote at the Annual Meeting to prevent a quorum, which in turn would prevent the Company from holding the Annual Meeting on May 26, 2011.  We believe that a significant “withhold” vote percentage will demonstrate that stockholders support our Offer and will send a strong message to the Company’s Board to listen to the will of their stockholders and engage in discussions with us around consummating a transaction.

While we believe we are permitted under applicable law to seek your authority to withhold your vote at the Annual Meeting, such authority may be challenged in a court of competent jurisdiction.  In the event this solicitation is challenged and such a court of competent jurisdiction invalidates this solicitation, stockholders who have signed and returned our GOLD proxy card may not have the opportunity to vote their shares at the Annual Meeting.  Additionally, even if we are successful in this solicitation and are able to prevent a quorum from existing at the Annual Meeting, there can be no assurance that the Company will engage in discussions with us regarding our Offer.   Regardless, we urge you to send a strong message to the Company by giving us your authority on the enclosed GOLD proxy card to withhold your vote from being present and counted for purposes of the Annual Meeting.

We are committed to this compelling Offer and urge stockholders to send a message to the McCormick & Schmick’s Board by giving us authority to withhold their votes from being present and counted for purposes of the Annual Meeting.  We are seeking your support to prevent McCormick & Schmick’s from holding the Annual Meeting on the scheduled date.  If you sign and return to us the GOLD proxy card, the proxy holders will not attend the Annual Meeting, they will not vote your shares, and your shares will not be counted toward a quorum.

WE ARE NOT ASKING YOU TO VOTE ON OR APPROVE OUR OFFER AT THIS TIME. HOWEVER, WITHHOLDING OR PERMITTING US TO WITHHOLD YOUR VOTE WILL SEND A CLEAR MESSAGE TO THE BOARD THAT IT SHOULD GIVE PROPER CONSIDERATION TO OUR OFFER.

This proxy solicitation is being made by Landry’s, LSRI and Mr. Fertitta and not on behalf of the McCormick & Schmick’s Board or management. Landry’s, LSRI and Mr. Fertitta are participants in this proxy solicitation.  See “Other Participant Information.”  This Proxy Statement and the enclosed GOLD proxy card are first being sent or given to McCormick & Schmick’s stockholders on or about May [4], 2011.

LANDRY’S URGES YOU TO SIGN, DATE AND RETURN THE GOLD PROXY CARD. BY SIGNING AND RETURNING THIS GOLD PROXY CARD SO THAT YOUR SHARES WILL NOT BE COUNTED TOWARDS THE QUORUM AND WILL NOT BE VOTED AT THE ANNUAL MEETING.

BACKGROUND TO THE SOLICITATION

❖	Landry’s commenced investing in shares of Common Stock of McCormick & Schmick’s in November 2008.

❖
On April 4, 2011, Mr. Fertitta issued a press release announcing his intention to commence, through LSRI, an all-cash offer to acquire all of the issued and outstanding Shares for $9.25 per Share, subject to certain conditions.

❖
Also on April 4, 2011, Mr. Fertitta sent electronic correspondences to Mr. William T. Freeman, the Company’s Chief Executive Officer, and Mr. James R. Parish, a member of the Board, to discuss the Offer and a possible negotiated transaction.  To date, neither Mr. Freeman nor Mr. Parish has responded to Mr. Fertitta’s communications.

❖
On April 5, 2011, McCormick & Schmick’s issued a statement in response to Mr. Fertitta’s announcement that he intended to commence a tender offer, stating that McCormick & Schmick’s did not solicit such an offer and has had no discussions with Mr. Fertitta concerning it.   McCormick & Schmick’s further stated that if the offer is formally made, the Board will respond appropriately in accordance with its fiduciary duties, but that it had made no decision whether to initiate or enter into discussions with Mr. Fertitta or any other party or to consider any sale or other strategic transaction concerning McCormick & Schmick’s.

❖
On April 5, 2011, Mr. Fertitta delivered to McCormick & Schmick’s a letter demanding, pursuant to Section 220 of the Delaware General Corporation Law (the “DGCL”), inspection of the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of shares of Common Stock.

❖
On April 6, 2011, Mr. Fertitta sent an electronic correspondence to Mr. Douglas L. Schmick, the Company’s Chairman of the Board, to discuss the Offer. To date, Mr. Schmick has not responded to Mr. Fertitta’s communication.

❖	On April 7, 2011, Mr. Fertitta issued a press release announcing that he had commenced the Offer.

❖
Also on April 7, 2011, Mr. Fertitta sent a letter to the Board informing them of the commencement of the Offer and expressing his preference to engage in mutually beneficial discussions for a negotiated transaction.

❖
On April 20, 2011, McCormick & Schmick’s announced that on April 18, 2010, the Board entered into a Rights Agreement with American Stock Transfer & Trust Company, LLC, as Rights Agent and declared a dividend of one Right for each outstanding Share, payable to stockholders of record on April 28, 2011.

❖
Also on April 20, 2011, McCormick & Schmick’s issued a press release and filed a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the Offer with the SEC, announcing its Board’s recommendation that McCormick & Schmick’s stockholders reject the Offer and not tender Shares in the Offer.

❖
On April 21, 2011, Mr. Fertitta issued a press release in response to McCormick & Schmick’s announcement that its Board had rejected the Offer and entered into the Rights Agreement. Mr. Fertitta stated his belief that the current directors of McCormick & Schmick’s were not acting, and would continue to not act, in McCormick & Schmick’s stockholders’ best interests with respect to the Offer.  Mr. Fertitta also stated in the press release that he was disappointed to learn that the Board had chosen to reject the Offer and entered into the Rights Agreement instead of responding to his request to negotiate a merger agreement.  Mr. Fertitta further questioned whether the Board was properly exercising its fiduciary duties to stockholders.

❖	On April 22, 2011, Landry’s announced an extension of the Expiration Date of the Offer until 12:00 Midnight, New York City time on May 31, 2011.

❖
On April 26, 2011, Mr. Fertitta issued a press release urging stockholders to stop, look and listen before signing or returning any proxy card distributed by the Company in connection with the Annual Meeting.

*             *             *             *

For a complete description of the terms of the Offer, including, without limitation, the conditions of the Offer, you are referred to the Offer to Purchase.  Complete information about the Offer is contained in the Offer to Purchase, which is available in the Offer to Purchase on Schedule TO, which was initially filed with the Commission on April 7, 2011, and is available, along with any amendments thereto, including exhibits, on the Commission’s website at http://www.sec.gov.

THIS PROXY STATEMENT IS NEITHER A REQUEST FOR THE TENDER OF SHARES NOR AN OFFER WITH RESPECT THERETO.  WE ARE MAKING THE OFFER ONLY BY MEANS OF THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL.  STOCKHOLDERS ARE URGED TO READ ANY SUCH TENDER OFFER MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

WE BELIEVE THAT OUR $9.25 ALL-CASH OFFER IS THE BEST ALTERNATIVE AVAILABLE TO MAXIMIZE VALUE TO THE COMPANY'S STOCKHOLDERS.  IF YOU AGREE AND WOULD LIKE TO URGE THE COMPANY TO NEGOTIATE A TRANSACTION WITH US, WE URGE YOU TO PROMPTLY SIGN, DATE AND RETURN THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

YOU MUST SEPARATELY TENDER YOUR SHARES PURSUANT TO THE OFFER IF YOU WISH TO PARTICIPATE IN THE OFFER.  EXECUTING A GOLD PROXY CARD DOES NOT OBLIGATE YOU TO TENDER YOUR SHARES PURSUANT TO THE OFFER, AND IF YOU DO NOT EXECUTE A GOLD PROXY CARD, YOU ARE NOT PREVENTED FROM TENDERING YOUR SHARES PURSUANT TO THE OFFER.

WITHHOLDING YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN.

IMPORTANT

Your vote is important, no matter how few Shares you own.  Landry’s urges you to sign, date, and return the enclosed GOLD proxy card today to authorize Landry’s to withhold your vote at the Annual Meeting.

●           If your shares of Common Stock are registered in your own name, please sign and date the enclosed GOLD proxy card and return it to Landry’s, c/o Okapi Partners in the enclosed postage-paid envelope today.

●           If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a GOLD voting form, are being forwarded to you by your broker or bank.  As a beneficial owner, you must instruct your broker, trustee or other representative how to vote.  Your broker cannot vote your shares of Common Stock on your behalf without your instructions.

●           Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed voting form for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed voting form.

The only way to ensure that your shares of Common Stock are not voted or represented at the Annual Meeting is by signing and returning a GOLD proxy card.  Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company.   So please make certain that the latest dated proxy card you return is the GOLD proxy card.

If you have any questions regarding your proxy,
or need assistance in voting your shares of Common Stock, please call:

OKAPI PARTNERS LLC
437 Madison Avenue, 28th Floor
New York, N.Y. 10022
Stockholders Call Toll-Free at: 877-285-5990
Banks and Brokers Call Collect at: 212-297-0720
info@okapipartners.com

Important Notice Regarding the Availability of the Landry’s Group’s Proxy Materials for
the 2011 Annual Meeting of Stockholders of McCormick & Schmick’s Seafood Restaurants, Inc. to Be Held on May 26, 2011

The Landry’s Group proxy statement is available at http://www.[______].com.

Among other things, the Landry’s Group proxy statement contains information regarding:

•	the date, time and location of the Annual Meeting;

•	a list of the matters being submitted to the stockholders; and

•	information concerning voting the GOLD proxy card.

QUESTIONS AND ANSWERS ABOUT THIS PROXY SOLICITATION

The following are some of the questions you, as a stockholder, may have and answers to those questions.

WHO IS MAKING THE SOLICITATION?

Mr. Fertitta, together with LSRI and Landry’s, are the members of the Landry’s Group.  LSRI is a holding company.   Landry’s is a national, diversified restaurant, hospitality and entertainment company principally engaged in the ownership and operation of full-service, specialty location restaurants, primarily under the names of Rainforest Cafe, Saltgrass Steak House, Landry’s Seafood House, Charley’s Crab, The Chart House, Oceanaire and Bubba Gump. Mr. Fertitta is the Chairman, President and Chief Executive Officer of Landry’s.  Mr. Fertitta, together with Landry’s and LSRI, is making this solicitation.

WHY AM I RECEIVING THESE PROXY DOCUMENTS AND WHY IS THE LANDRY’S GROUP SEEKING TO PREVENT THE COMPANY FROM HOLDING THE ANNUAL MEETING?

You are receiving these Proxy Documents because you own shares of McCormick & Schmick’s Common Stock, and we are seeking your support to PREVENT McCormick & Schmick’s from holding the Annual Meeting and, thereby, send a strong signal to the McCormick & Schmick’s Board to constructively engage with Landry’s regarding the Offer.

We are requesting that you give us your proxy to have your shares not be voted or represented at the Annual Meeting, and if you have already submitted a proxy sent to you by the Company, we request that you revoke that proxy.  If you are a registered holder and have already submitted a proxy sent to you by the Company, we request that you promptly revoke that proxy by sending a written notice of revocation to the Corporate Secretary of the Company instructing the Corporate Secretary to revoke your previously granted proxy.  If you are a beneficial holder and have already submitted a proxy sent to you by the Company, we request that you promptly instruct your bank or broker to vote the GOLD proxy card through Broadridge, since Broadridge will only count the latest dated proxy card.

Any stockholder that wishes to have their shares of Common Stock represented and voted at the Annual Meeting should not fill out the GOLD proxy card and should instead refer to the Company’s proxy soliciting materials.

WHY ISN’T THE LANDRY’S GROUP SEEKING TO WITHHOLD VOTES FOR THE ELECTION OF DIRECTORS INSTEAD OF SEEKING TO PREVENT THE ANNUAL MEETING FROM BEING HELD?

The Company’s Bylaws provide for majority voting of votes cast for uncontested director elections. Therefore, if a quorum of stockholders is present at the Annual Meeting, a director will be elected if the number of votes cast for the director exceeds the number of votes cast against the director. Under Delaware law, an incumbent director who fails to receive a majority vote continues to serve on the Board until a successor is elected and qualified.  Each of the Company’s directors has submitted an irrevocable resignation effective upon (1) failure to receive more votes for the director than against and (2) Board acceptance of the resignation. The Company’s Corporate Governance Guidelines provide further that if an incumbent director fails to receive the required vote for re-election, the Nominating and Corporate Governance Committee will act to determine whether to accept the director’s resignation and will submit such recommendation for prompt consideration by the Board.

We have little faith that if we were successful in withholding votes for the election of the Company’s directors that the Nominating and Corporate Governance Committee would uphold the irrevocable resignations previously tendered by each such director.  We have therefore decided to seek to challenge the Annual Meeting by preventing a quorum rather than challenge the election of directors at the Annual Meeting.  We are not specifically contesting the election of directors at the Annual Meeting, and, therefore, if a quorum of stockholders is present at the Annual Meeting, a director will be elected if the number of votes cast for the director exceeds the number of votes cast against the director.

HOW MANY VOTES ARE NEEDED TO HOLD THE MEETING?

The Board has set April 13, 2011 as the Record Date for the Annual Meeting. Stockholders who owned Common Stock as of that date are entitled to vote at the Annual Meeting.  The Company’s proxy statement states that as of the record date there were 14,869,948 shares outstanding. A majority of the Company’s outstanding shares as of the record date (a quorum) must be present at the Annual Meeting in order to hold the Annual Meeting and conduct business. A stockholder’s shares are counted as present at the Annual Meeting if the stockholder is present at the Annual Meeting and votes in person, or if a proxy has been properly submitted by the stockholder to the assigned proxyholder, who is present at the Annual Meeting and votes in accordance with the stockholder’s instructions.  Broker non-votes exist where there are both routine and non-routine items on the ballot.  In a contested meeting, all matters are deemed non-routine. Therefore, there will be no broker non-votes at the Annual Meeting, and no broker non-votes will be counted towards a quorum for purposes of the Annual Meeting.

Abstentions on the Company’s proxy card are counted as present for purposes of determining the presence or absence of a quorum for the transaction of business.

A share, once represented for any purpose at the Annual Meeting, is deemed present for purposes of determining a quorum for the Annual Meeting (unless the Annual Meeting is adjourned and a new record date is set for the adjourned Annual Meeting), even if the holder of the share abstains on the Company’s proxy card from voting with respect to any matter brought before the Annual Meeting.

While abstentions on the Company’s proxy card will count as votes present for the purpose of determining whether a quorum is present, abstentions on the GOLD proxy card will not be counted as votes present for the purpose of determining whether a quorum is present.  As such, any stockholder that wishes to have their shares of Common Stock represented and voted at the Annual Meeting should not fill out the GOLD proxy card, and should instead refer to the Company’s proxy materials for information on how to vote the Company’s proxy card.

WHAT IF I ALREADY SIGNED AND RETURNED THE COMPANY’S PROXY CARD?

If you have already sent a proxy card furnished by the Company to the Company, you may revoke that proxy and give us your authority to not vote your shares at the Annual Meeting.  The latest dated proxy is the only one that counts.  If you are a registered holder and have already submitted a proxy sent to you by the Company and wish to revoke that proxy, you must send a written notice of revocation to the Corporate Secretary of the Company instructing the Corporate Secretary to revoke your previously granted proxy.  Your written notice revoking a proxy should be sent to McCormick & Schmick’s Seafood Restaurants, Inc., c/o Michelle M. Lantow, Corporate Secretary, 1414 NW Northrup Street, Suite 700, Portland, Oregon 97209.

If you are a beneficial holder and have already submitted a proxy sent to you by the Company, we request that you promptly instruct your bank or broker to vote the GOLD proxy card through Broadridge.

WHAT MUST HAPPEN TO COMPLETE OUR TENDER OFFER?

Certain conditions must be met for us to complete the Offer, including, without limitation, the following:

•
There being validly tendered and not withdrawn before the expiration of the Offer a number of shares, which, together with any shares then owned by Landry’s and its affiliates (including LSRI), represents at least 90% of the total number of then-outstanding shares of Common Stock calculated on a fully diluted basis.

•	The expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

•
McCormick & Schmick’s not having entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing LSRI’s or Landry’s ability to acquire McCormick & Schmick’s or otherwise diminishing the expected value to Landry’s of the acquisition of McCormick & Schmick’s.

•
The McCormick & Schmick’s Board having approved the Offer and the proposed second-step merger under Section 203 of the DGCL or Landry’s being satisfied, in its sole discretion, that Section 203 of the DGCL is inapplicable to the Offer and the potential merger thereafter.

•	Landry’s, or one of its affiliates, entering into a definitive agreement regarding financing to complete the purchase of all of the outstanding shares of Common Stock.

The Offer is subject to certain other conditions as well.  A more detailed discussion of the conditions to consummation of the Offer may be found in the Offer to Purchase.

HOW DOES YOUR VOTE AFFECT OUR TENDER OFFER?

Even if we are able to successfully prevent McCormick & Schmick’s from holding the Annual Meeting on the scheduled date, there is no guarantee that McCormick & Schmick’s will negotiate a transaction with us or that we will be able to nominate director candidates at this year’s Annual Meeting.  Furthermore, LSRI will not be obligated to purchase shares of Common Stock tendered in the Offer unless certain conditions to the Offer are either satisfied or waived.  However, we view the blocking of the Annual Meeting as an important step in furtherance of our Offer.

IF YOU DELIVER A PROXY TO WITHHOLD YOUR VOTE AT THE ANNUAL MEETING, ARE YOU AGREEING TO TENDER YOUR SHARES IN THE OFFER?

No.  Delivery of your GOLD proxy card granting us authority to withhold your vote at the Annual Meeting in no way obligates you to tender your shares of Common Stock in the Offer.  Although the blocking of the Annual Meeting would send a message to the Board and would in our view be an important step toward seeking to consummate the Offer, we are not asking the McCormick & Schmick’s stockholders to tender their shares of Common Stock by means of this proxy solicitation or to consent to or vote on the Offer at this time.  We are making the Offer only by means of the Offer to Purchase and the related letter of transmittal.

WHAT SHOULD YOU DO TO SUPPORT OUR EFFORTS TO PREVENT THE COMPANY FROM HOLDING THE ANNUAL MEETING?

If your Shares are registered in your own name, please sign, date and return the enclosed GOLD proxy card to Landry’s, in care of Okapi Partners, in the postage-paid envelope.

If your Shares are held in the name of a broker, dealer, commercial bank, trust company or other nominee, only it can execute a GOLD proxy card with respect to your Shares and only upon receipt of your specific instructions.  Accordingly, it is critical that you promptly contact the person responsible for your account and give instructions to promptly mark, sign, date and return the enclosed GOLD proxy card in favor of granting us the authority to not vote your shares at the Annual Meeting.  We urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to Landry’s, in care of Okapi Partners, so that we will be aware of all instructions given and can attempt to ensure that those instructions are followed.

WHOM SHOULD YOU CALL IF YOU HAVE QUESTIONS ABOUT THE SOLICITATION?

If you have any questions at all about this proxy solicitation, we ask that you please contact our proxy solicitor, Okapi Partners.

SOLICITATION OF PROXIES

The Landry’s Group is seeking your authority to withhold your vote from counting towards a quorum at the Annual Meeting.  If we are ultimately successful in preventing a quorum at the Annual Meeting, then the Company will be compelled to either adjourn or postpone the Annual Meeting and will not be able to conduct the following business, as proposed in the Company’s proxy statement:

Proposal 1: To elect the seven directors named in the proxy statement;

Proposal 2: To take an advisory vote on compensation of our named executive officers as described in the proxy statement;

Proposal 3: To take an advisory vote regarding the frequency of stockholders’ advisory voting regarding compensation of our named executive officers, whether every year, every two years, or every three years;

Proposal 4: To ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2011; and

Proposal 5: To act upon any other matter that properly comes before the meeting.

The solicitation of proxies pursuant to this Proxy Statement is being made by the Landry’s Group.  Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

Landry’s has entered into an agreement with Okapi Partners for solicitation and advisory services in connection with this solicitation, for which Okapi Partners will receive a fee not to exceed $80,000, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws.  Okapi Partners will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders.  Landry’s has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record.  Landry’s will reimburse these record holders for their reasonable out-of-pocket expenses in so doing.  It is anticipated that Okapi Partners will employ approximately 10-15 persons to solicit McCormick & Schmick’s stockholdersfor the Annual Meeting.

The entire expense of soliciting proxies is being borne by the Landry’s Group. Costs of this solicitation of proxies are currently estimated to be approximately $[______]. The Landry’s Group estimates that through the date hereof its expenses in connection with this solicitation are approximately $[_____].  The Landry’s Group intends to seek reimbursement from McCormick & Schmick’s of all expenses it incurs in connection with this solicitation.  The Landry’s Group does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

OTHER PARTICIPANT INFORMATION

Each member of the Landry’s Group is a participant in this solicitation.  LSRI is a holding company and a wholly owned subsidiary of Landry’s.  Landry’s is a national, diversified restaurant, hospitality and entertainment company principally engaged in the ownership and operation of full-service, specialty location restaurants, primarily under the names of Rainforest Cafe, Saltgrass Steak House, Landry’s Seafood House, Charley’s Crab, The Chart House, Oceanaire and Bubba Gump. Mr. Fertitta is the Chairman, President and Chief Executive Officer of Landry’s.

The principal business address of Mr. Fertitta, Landry’s and LSRI is 1510 West Loop South, Houston, Texas 77027.  As of the date hereof, Mr. Fertitta owns directly 1,496,281 Shares, representing approximately 10.1% of the Shares outstanding.  Except as set forth elsewhere in this proxy statement, none of LSRI, Landry’s, Mr. Fertitta, or any associate or majority-owned subsidiary of the forgoing, directly owns any Shares.  As a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, LSRI and Landry’s may be deemed to beneficially own the 1,496,281 Shares owned directly by Mr. Fertitta.  LSRI and Landry’s disclaim beneficial ownership of such Shares.  For information regarding purchases and sales of securities of McCormick & Schmick’s during the past two years by Mr. Fertitta, see Schedule I.

The name, business address, principal occupation or employment, five-year employment history and citizenship of each director and executive officer of LSRI and Landry’s and certain other information is set forth on Schedule II hereto.

To the extent preventing a quorum at the Annual Meeting may have an effect on the consummation of the Offer, the members of the Group may be deemed to have an interest in such matter as a result of (i) Landry’s ownership of shares of Common Stock, (ii) LSRI being the offeror in the Offer and (iii) Landry’s and LSRI being proposed parties to the proposed merger.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of McCormick & Schmick’s; (iii) no participant in this solicitation owns any securities of McCormick & Schmick’s  which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of McCormick & Schmick’s  during the past two years; (v) no part of the purchase price or market value of the securities of McCormick & Schmick’s  owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of McCormick & Schmick’s , including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of McCormick & Schmick’s ; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of McCormick & Schmick’s; (ix) no participant in this solicitation or any of his associates was a party to any transaction, or series of similar transactions, since the beginning of McCormick & Schmick’s’ last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which McCormick & Schmick’s  or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his associates has any arrangement or understanding with any person with respect to any future employment by McCormick & Schmick’s or its affiliates, or with respect to any future transactions to which McCormick & Schmick’s or any of its affiliates will or may be a party; (xi) no participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the 2011 Annual Meeting, (xii) no participant in this solicitation holds any positions or offices with McCormick & Schmick’s ; (xiii) no participant in this solicitation has a family relationship with any director, executive officer, or person nominated or chosen by McCormick & Schmick’s  to become a director or executive officer and (xiv) no corporations or organizations, with which any participant in this solicitation has been employed in the past five years, is a parent, subsidiary or other affiliate of McCormick & Schmick’s.  There are no material proceedings to which any participant in this solicitation or any of his associates is a party adverse to McCormick & Schmick’s or any of its subsidiaries or has a material interest adverse to McCormick & Schmick’s or any of its subsidiaries.  With respect to each of the participant in this solicitations, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years.

OTHER MATTERS AND ADDITIONAL INFORMATION

Stockholder Proposals

The following information is reproduced from the Company’s revised definitive proxy filing on Form DEFR 14A, filed with the SEC on April 14, 2011

 Stockholder Proposals to be Included in the Company’s Proxy Statement. Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, some stockholder proposals may be eligible for inclusion in the Company’s 2012 Proxy Statement. A stockholder proposal to be considered for inclusion in proxy materials for our 2012 annual meeting of stockholders must be received by the Corporate Secretary by December 28, 2011. Stockholders interested in submitting such a proposal are advised to contact knowledgeable counsel with regard to the detailed requirements of the applicable securities law. The submission of a stockholder proposal does not guarantee that it will be included in the Company’s Proxy Statement.

Stockholder Proposals Not in the Company’s Proxy Statement. Stockholders wishing to present proposals for action at this annual meeting or at another stockholders’ meeting must do so in accordance with the Bylaws, a copy of which is publicly filed and is available on the SEC’s website at www.sec.gov ; a copy may also be obtained upon written request to Michelle M. Lantow, Corporate Secretary, at 1414 NW Northrup Street, Suite 700, Portland, Oregon 97209. A stockholder must give timely notice of the proposed business to the Secretary. For purposes of the 2012 annual meeting of stockholders, such notice, to be timely, must be received by the Corporate Secretary no earlier than November 29, 2011 and no later than December 28, 2011, unless the 2012 annual meeting is held more than 30 days before or 70 days after the anniversary of the date of this year’s annual meeting. In such case, the notice must be received no earlier than 120 days before the date of next year’s annual meeting and no later than 90 days before the meeting or 10 days before announcement of the date of the meeting, whichever is later.

Stockholder Nominations for Director. Stockholders wishing to nominate candidates for election to the Board of Directors at an annual meeting must do so in accordance with the Bylaws by giving timely written notice to the Corporate Secretary. The notice must set forth the information in the Bylaws including the following;

  •   the name and address of the stockholder, as they appear on the corporation’s books, and of the beneficial owner;

  •   the class and number of shares of capital stock of the corporation that are owned beneficially and of record by the stockholder and the beneficial owner;

  •   a representation that the stockholder is a holder of record of stock of the corporation entitled to vote at the special meeting and intends to appear in person or by proxy at the special meeting to propose such business or nomination;

  •   a representation as to whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends to (a) deliver a proxy statement and/or form of proxy to holders of at least the percentage of the corporation’s outstanding capital stock required to approve or adopt the proposal or elect the nominee and/or (b) otherwise solicit proxies from stockholders in support of such proposal or nomination;

  •   any other information concerning the nominee that must be disclosed of nominees in proxy solicitations pursuant to Regulation 14A under the Securities Exchange Act of 1934;

  •   whether the nominee, if elected, intends to tender, promptly following election, an irrevocable resignation effective upon failure to receive the required vote for re-election at the next annual meeting of stockholders and upon the acceptance of the resignation by the Board in accordance with the Company’s policy on director elections; and

  •   the executed consent of each nominee to serve as a director of the Company if elected.

The Company may require any proposed nominee to furnish any other information it reasonably requires to determine the eligibility of the proposed nominee to serve as a director.

If the number of directors to be elected is increased and there is no public announcement by the Company naming all nominees or specifying the size of the increased Board at least 100 days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice shall also be considered timely (but only with respect to nominees for new positions created by such increase) if delivered to the Secretary at the Company’s principal executive offices no later than the close of business on the tenth day following the day on which the public announcement is first made by the Company.

Ownership of More Than 5% Security Holders and Management

See Schedule III for information regarding persons who beneficially own more than 5% of the Shares and the ownership of the Shares by the management of McCormick & Schmick’s.

Information Concerning McCormick & Schmick’s

The information concerning McCormick & Schmick’s contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.  Although Landry’s does not have any information that would indicate that any information contained in this Proxy Statement that has been taken from such documents is inaccurate or incomplete, Landry’s does not take any responsibility for the accuracy or completeness of such information.

Landry’s Restaurants, Inc.

[__________ __,] 2011

SCHEDULE I

TRANSACTIONS IN SECURITIES OF MCCORMICK & SCHMICK’S
DURING THE PAST TWO YEARS

Shares of Common Stock Purchased / (Sold)	Date of Purchase / Sale

TILMAN J. FERTITTA
52,800	11/12/2008
120,000	11/13/2008
30,809	11/14/2008
27,400	11/17/2008
27,419	11/18/2008
20,000	11/19/2008
30,000	11/20/2008
25,000	11/24/2008
15,900	11/25/2008
10,100	11/28/2008
20,000	12/02/2008
10,500	12/04/2008
500	12/29/2008
1,505	01/15/2009
106,600	01/16/2009
100,000	01/22/2009
2,500	01/23/2009
700,000	03/05/2009
25,000	03/06/2009
200	05/26/2010
3,700	06/02/2010
3,796	06/03/2010
9,100	06/04/2010
10,000	06/24/2010
1,305	06/29/2010
1,500	07/19/2010
4,000	08/03/2010
6,600	08/05/2010
1,500	08/06/2010
3,000	08/09/2010
3,100	08/10/2010
25,000	08/11/2010
24,105	08/12/2010
18,342	08/13/2010
15,000	08/23/2010
15,000	08/24/2010
5,000	08/25/2010
20,000	12/31/2010

I-1

SCHEDULE II

INFORMATION CONCERNING THE DIRECTORS AND
EXECUTIVE OFFICERS OF LANDRY’S AND LSRI

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of LSRI and Landry’s are set forth below.  Each of the individuals set forth below are citizens of the United States of America.

Directors and Officers of LSRI Holdings, Inc.

Name and Position	Present Principal Occupation or Employment; Five-Year Employment History	Principal Business Address
Tilman J. Fertitta, President and Director	Mr. Fertitta is the President and Chief Executive Officer of Landry’s and has served in such positions since 1987. Mr. Fertitta has been a Director of Landry’s since 1993.	Landry’s Restaurants, Inc., 1510 West Loop South, Houston, Texas 77027
Steven L. Scheinthal, Vice President, Secretary and Director
Mr. Scheinthal is the Executive Vice President or Vice President of Administration, General Counsel and Secretary of Landry’s and has served in such positions since September 1992.   Mr. Scheinthal has been a Director of Landry’s since 1993.   He has been licensed to practice law in the state of Texas since 1984.
Landry’s Restaurants, Inc., 1510 West Loop South, Houston, Texas 77027
Richard H. Liem, Executive Vice President and Treasurer*
Mr. Liem is the Executive Vice President and Chief Financial Officer of Landry’s.  Mr. Liem has served as Executive Vice President since May 2007 and as Chief Financial Officer since June 2004.  From June 2004 to May 2007, Mr. Liem also served as Landry’s Senior Vice President of Finance.  Mr. Liem joined Landry’s in 1999 as the Vice President of Accounting and Corporate Controller.  Mr. Liem has been a Director of Landry’s since 2009.  Mr. Liem is a certified public accountant.
Landry’s Restaurants, Inc., 1510 West Loop South, Houston, Texas 77027

II-1

Directors and Officers of Landry’s Restaurants, Inc.

Name and Position	Present Principal Occupation or Employment; Five-Year Employment History	Principal Business Address
Tilman J. Fertitta, President, Chief Executive Officer and Director	Mr. Fertitta is the President and Chief Executive Officer of Landry’s and has served in such positions since 1987. Mr. Fertitta has been a Director of Landry’s since 1993.	Landry’s Restaurants, Inc., 1510 West Loop South, Houston, Texas 77027
Steven L. Scheinthal, Executive Vice President or Vice President of Administration, General Counsel, Secretary and Director
Mr. Scheinthal is the Executive Vice President or Vice President of Administration, General Counsel and Secretary of Landry’s and has served in such positions since September 1992.   Mr. Scheinthal has been a Director of Landry’s since 1993.   He has been licensed to practice law in the state of Texas since 1984.
Landry’s Restaurants, Inc., 1510 West Loop South, Houston, Texas 77027
Kenneth W. Brimmer, Director
Mr. Brimmer is the Chief Executive Officer and Chairman of the Board of STEN Corporation. Mr. Brimmer has been Chief Executive Officer of STEN Corporation since October 2003 and has been a director of STEN Corporation since February 1998. Mr. Brimmer has also been Chief Manager of Brimmer Company, LLC, a private investment company since December 2001.  Mr. Brimmer also is a director and serves on both the Audit and Compensation Committees of Hypertension Diagnostics, Inc. Mr. Brimmer has been a Director of Landry’s since 2004.
STEN Corporation, Suite 310, 10275 Wayzata Blvd., Minnetonka, Minnesota 55305
Michael S. Chadwick, Director
Mr. Chadwick is a Managing Director at Shoreline Capital Advisors and has served in such position since April 2011.  From January 2010 to March 2011, Mr. Chadwick was a Managing Director at Growth Capital Partners, a boutique investment and merchant banking firm serving the middle market.  From 1994 to 2009, Mr. Chadwick was Senior Vice President and a Managing Director in the Corporate Finance Group of Sanders Morris Harris, an investment banking and financial advisory firm. Mr. Chadwick has been a Director of Landry’s since 2001.

Shoreline Capital Advisors, 1177 West Loop South, Houston, TX 77027
Richard H. Liem, Executive Vice President, Chief Financial Officer and Director*
Mr. Liem is the Executive Vice President and Chief Financial Officer of Landry’s.  Mr. Liem has served as Executive Vice President since May 2007 and as Chief Financial Officer since June 2004.  From June 2004 to May 2007, Mr. Liem also served as Landry’s Senior Vice President of Finance.  Mr. Liem joined Landry’s in 1999 as the Vice President of Accounting and Corporate Controller.  Mr. Liem has been a Director of Landry’s since 2009.  Mr. Liem is a certified public accountant.
Landry’s Restaurants, Inc., 1510 West Loop South, Houston, Texas 77027
Jeffrey L. Cantwell, Senior Vice President of Development
Mr. Cantwell has been the Senior Vice President of Development of Landry’s since 2006 and has served as Vice President of Development and Director of Design and Construction since 1998.  Mr. Cantwell has been employed by Landry’s since June 1992.
Landry’s Restaurants, Inc., 1510 West Loop South, Houston, Texas 77027
K. Kelly Roberts, Chief Administration Officer—Hospitality and Gaming Division
Mr. Roberts has been the Chief Administration Officer—Hospitality and Gaming Division of Landry’s since 2007 and has served as Chief Financial Officer—Hotel Division and  Controller—Hotel Division since 2002.  Mr. Roberts has been employed by Landry’s since 1996.
Landry’s Restaurants, Inc., 1510 West Loop South, Houston, Texas 77027

* Mr. Liem directly owns 5,000 Shares, representing less than 1% of the Shares outstanding.  Each of the members of the Landry’s Group disclaims beneficial ownership of such Shares.  Mr. Liem disclaims beneficial ownership of the Shares owned by each of the members of the Landry’s Group.

II-2

SCHEDULE III

The following table is reprinted from the Company’s Revised Definitive Proxy Statement filed with the
Securities and Exchange Commission on April 14, 2011

The following table sets forth as of March 30, 2011 the beneficial ownership of our Common Stock by:

•	each person who beneficially owns more than 5% of our Common Stock;

•	each of our named executive officers;

•	each of our directors; and

•	all directors and executive officers as a group.
Unless otherwise indicated, the address for each person or entity named below is c/o McCormick & Schmick’s Seafood Restaurants, Inc., 1414 NW Northrup Street, Suite 700, Portland, Oregon 97209.
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as indicated by footnote, and except for community property laws where applicable, a person named in the table below has sole voting and investment power for all shares of Common Stock shown as beneficially owned by that person.

	Shares Beneficially Owned(1)
Name	Number	Percentage of Shares
Fred Alger Management, Inc.(2) 111 Fifth Avenue New York, NY 10003	2,250,486	15.1%
FMR LLC(3) 82 Devonshire Street Boston, MA 02109	1,674,139	11.3%
Tilman J. Fertitta(4) 15010 West Loop South Houston, TX 77027	1,496,281	10.1%
Wellington Management Company(5) 280 Congress Street Boston, MA 02210	941,648	6.3%
Dimensional Fund Advisors(6) 6300 Bee Cave Road Austin, TX 78746	841,511	5.7%

III-1

William T. Freeman(7)	166,667	1.1%
Michelle M. Lantow(8)	35,000	*
Michael B. Liedberg(9)	10,725	*
Steven B. Foote(10)	8,050	*
Christopher C. Westcott(11)	31,519	*
Kelly A.B. Gordon(12)	3,401	*
Douglas L. Schmick(13)	131,252	*
James D. Parish(14)	33,383	*
J. Rice Edmonds(14)	24,657	*
Elliott H. Jurgensen, Jr(14)	19,428	*
Christine F. Deputy Ott(15)	5,510	*
Eric P. Bauer(15)	5,510	*
Directors and Executive Officers as a group (12 persons)(16)	475,102	3.2%
____________________

*	Represents beneficial ownership of less than one percent of the outstanding shares of our Common Stock.
(1)
If a stockholder holds options or other securities that are exercisable or otherwise convertible into our Common Stock within 60 days following March 30, 2011, we treat the shares of Common Stock underlying those securities as owned by that stockholder and as outstanding shares when we calculate the stockholder’s percentage ownership of our Common Stock. We do not consider those shares to be outstanding when we calculate the percentage ownership of any other stockholder.

(2)	Information is based on a Schedule 13G filed February 14, 2011.
(3)	Information is based on amendment No. 5 to Schedule 13G filed February 11, 2011.
(4)	Information is based on Form 3 filed January 10, 2011.
(5)	Information is based on amendment No. 4 to Schedule 13G filed February 14, 2011.
(6)	Information is based on a Schedule 13G filed February 11, 2011.
(7)	Includes 166,667 shares subject to options exercisable within 60 days of March 30, 2011.
(8)	Includes 25,000 shares subject to options exercisable within 60 days of March 30, 2011.
(9)	Includes 10,000 shares subject to options exercisable within 60 days of March 30, 2011.
(10)	Includes 6,667 shares subject to options exercisable within 60 days of March 30, 2011.
(11)	Includes 20,000 shares subject to options exercisable within 60 days of March 30, 2011.
(12)	Includes 3,000 shares subject to options exercisable within 60 days of March 30, 2011.
(13)	Includes 80,000 shares subject to options exercisable within 60 days of March 30, 2011.
(14)	Includes 3,684 shares of restricted stock remaining under an award that vests over a 12 month period that began on May 19, 2010.
(15)
Includes 2,030 shares of restricted stock remaining under an award that vests over a seven month period that began on November 1, 2010 and 3,480 shares of restricted stock remaining under an award that vests over a three year period that began on November 1, 2010.

(16)
Includes 311,334 shares subject to options exercisable within 60 days of March 30, 2011; 11,052 shares of restricted stock remaining under an award that vests over a 12 month period that began on May 19, 2010; 4,060 shares of restricted stock remaining under an award that vests over a seven month period that began on November 1, 2010.

III-2

IMPORTANT

Tell your Board what you think! Your vote is important.  No matter how many shares of Common Stock you own, please give the Landry’s Group your proxy to WITHHOLD your vote from being present and counting toward a quorum at the Company’s Annual Meeting by:

●	SIGNING the enclosed GOLD proxy card,

●	DATING the enclosed GOLD proxy card, and

●	MAILING the enclosed GOLD proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions.  Accordingly, please contact the person responsible for your account and instruct that person to execute the GOLD proxy card representing your shares of Common Stock.  The Landry’s Group urges you to confirm in writing your instructions to the Landry’s Group in care of Okapi Partners at the address provided below so that the Landry’s Group will be aware of all instructions given and can attempt to ensure that such instructions are followed.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Okapi Partners at the address set forth below.

OKAPI PARTNERS LLC
437 Madison Avenue, 28th Floor
New York, N.Y. 10022
Stockholders Call Toll-Free at: 877-285-5990
Banks and Brokers Call Collect at: 212-297-0720
info@okapipartners.com

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MAY 2, 2011

GOLD PROXY CARD

OF

2011 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF TILMAN J. FERTITTA, LANDRY’S RESTAURANTS, INC. AND LSRI HOLDINGS, INC. (THE “LANDRY’S GROUP”)
THE BOARD OF DIRECTORS OF MCCORMICK & SCHMICK’S SEAFOOD RESTAURANTS, INC. IS NOT SOLICITING THIS PROXY

P            R            O            X            Y

The undersigned authorizes the Landry’s Group to withhold its vote on all shares of Common Stock of McCormick & Schmick’s Seafood Restaurants, Inc. (the “Company”) which the undersigned would be entitled to vote if personally present at the 2011 Annual Meeting of Stockholders of the Company scheduled to be held at 9:00 a.m., Pacific Time, on May 26, 2011 at The Governor Hotel, 614 SW 11th Ave, Portland, Oregon 97205, including any adjournments or postponements thereof and any meeting which may be called in lieu thereof (the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of Common Stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof.  If properly executed, this Proxy will give the Landry’s Group authority to not be present or vote your shares of Common Stock at the Annual Meeting, and your shares of Common Stock will not be counted towards a quorum at the Annual Meeting. If you are a registered holder and have already submitted a proxy sent to you by the Company and wish to revoke that proxy, executing and delivering this Proxy will not alone revoke your previously granted proxy.  You must send a written notice of revocation to the Corporate Secretary of the Company instructing the Corporate Secretary to revoke your previously granted proxy.  Your written notice revoking a proxy should be sent to McCormick & Schmick’s Seafood Restaurants, Inc., c/o Michelle M. Lantow, Corporate Secretary, 1414 NW Northrup Street, Suite 700, Portland, Oregon 97209.

This Proxy will only be valid in connection with the Landry’s Group’s solicitation of proxies for the Annual Meeting.

Since the Landry’s Group will not attend the Annual Meeting, a vote to “abstain” on the GOLD proxy card will have the same effect as a vote to authorize the Landry’s Group to WITHHOLD your shares from being present or counted for purposed of the Annual Meeting. Therefore, any stockholder that wishes to have their shares of Common Stock represented and voted at the Annual Meeting should not fill out the this Proxy and should instead refer to the Company’s proxy soliciting materials.

IMPORTANT:  PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

BY SIGNING AND RETURNING THIS GOLD PROXY CARD, YOU ARE AUTHORIZING THE LANDRY’S GROUP TO NOT VOTE YOUR SHARES AT THE ANNUAL MEETING. BY SIGNING, COMPLETING AND RETURNING THIS GOLD PROXY CARD, YOUR SHARES WILL NOT BE COUNTED TOWARDS THE QUORUM AND WILL NOT BE VOTED AT THE ANNUAL MEETING.

UNLESS OTHERWISE SPECIFIED, THIS PROXY WILL BE VOTED “WITHHOLD” AND THE LANDRY’S GROUP WILL NOT VOTE YOUR SHARES AT THE ANNUAL MEETING.

This proxy revokes all prior proxies given by the undersigned with respect to the Annual Meeting. However, if you are a registered holder of shares and wish to revoke a prior proxy granted to the Company, you will need to send a written notice of revocation to the Corporate Secretary of the Company instructing the Corporate Secretary to revoke your previously granted proxy.

YOUR VOTE IS VERY IMPORTANT—PLEASE VOTE YOUR PROXY TODAY!

(continued and to be signed and dated on reverse side)

FORM OF PROXY CARD
PROXY SOLICITED BY TILMAN J. FERTITTA, LANDRY’S RESTAURANTS, INC. AND LSRI HOLDINGS, INC.
AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OF
MCCORMICK & SCHMICK’S SEAFOOD RESTAURANTS, INC.

2011 Annual Meeting of Stockholders of McCormick & Schmick’s Seafood Restaurants, Inc.

YOUR VOTE IS IMPORTANT!

Please take a moment now to authorize a proxy to have your shares of common stock of NOT VOTED for the upcoming 2011 Annual Meeting of Stockholders

TO SUBMIT A PROXY, PLEASE DETACH PROXY CARD HERE, AND SIGN, DATE AND RETURN IN POSTAGE-PAID ENVELOPE PROVIDED

[X] Please mark vote as in this example

TILMAN J. FERTITTA, LANDRY’S RESTAURANTS, INC. AND LSRI HOLDINGS, INC. RECOMMEND THAT YOU “WITHHOLD” YOUR VOTE AT THE 2011 ANNUAL MEETING

By checking the box below marked WITHHOLD VOTE, the undersigned hereby authorizes the Landry’s Group to withhold and not vote at the Annual Meeting all shares of Common Stock of McCormick & Schmick’s Seafood Restaurants, Inc. which the undersigned would be entitled to vote.

WITHHOLD VOTE FROM BEING PRESENT AND COUNTED FOR PURPOSES OF A QUORUM AT THE ANNUAL MEETING
[   ]

ABSTAIN
[   ]

DATED:

(Signature)

(Signature, if held jointly)

(Title)

WHEN SHARES ARE HELD  JOINTLY,  JOINT  OWNERS  SHOULD  EACH SIGN.  EXECUTORS,  ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING.  PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.